Exhibit 99.1

NEWS RELEASE

Toronto, May 5, 2026

Triple Flag Announces Record Q1 2026 Results

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the first quarter of 2026 and declared a dividend of US$0.0575 per common share to be paid on June 15, 2026. Unless otherwise indicated, all amounts are expressed in US dollars.

“Triple Flag’s top-tier portfolio delivered a record quarter, with record GEOs and record cash flow per share,” commented Sheldon Vanderkooy, CEO. “We are also pleased to have entered into an agreement during the quarter with Evolution Mining to unlock the new gold-dominant E44 deposit at Northparkes, underpinned by guaranteed minimum gold and silver deliveries. Together with the potential mill expansion to 10 Mtpa or more, we view this development as a catalyst that surfaces significant value at Northparkes for our shareholders. We also recently completed the acquisition of a 3.0% GR royalty on the Gunnison copper project in Arizona, providing us with additional valuable exposure to copper in the United States, and look forward to an upcoming construction decision by Agnico Eagle at Hope Bay expected later in May 2026.

Supported by strong cash flow generation and over $1.1 billion of available liquidity, we continue to advance an active deal pipeline, maintain a disciplined approach to shareholder returns, and remain firmly on track to deliver on our GEOs guidance of 95,000 to 105,000 ounces for 2026 and 140,000 to 150,000 ounces for 2030.”

Q1 2026 Financial Highlights

	Q1 2026	Q1 2025
Revenue	$147.0 million	$82.2 million
Gold Equivalent Ounces (“GEOs”)[1]	30,166	28,761
Net Earnings (per share)	$116.9 million ($0.57)	$45.5 million ($0.23)
Adjusted Net Earnings[2] (per share)	$92.7 million ($0.45)	$40.7 million ($0.20)
Operating Cash Flow	$113.3 million	$65.9 million
Operating Cash Flow per Share	$0.55	$0.33
Adjusted EBITDA[3]	$128.6 million	$70.7 million
Asset Margin[4]	93%	93%

GEOs Sold by Commodity and Revenue by Commodity

	Three Months Ended March 31
	2026	2025
GEOs[1]
Gold	18,249	21,944
Silver	11,567	6,817
Copper and other	350	—
Total	30,166	28,761

Revenue ($ thousands)
Gold	88,924	62,752
Silver	56,361	19,493
Copper and other	1,708	—
Total	146,993	82,245

Corporate Updates

•	2026 GEOs Guidance and 2030 Outlook Maintained: Triple Flag remains on track to achieve its sales guidance for 2026 of 95,000 to 105,000 GEOs.

Our 2030 outlook of 140,000 to 150,000 GEOs remains unchanged.

•	Triple Flag and Evolution Unlock the Gold-Dominant E44 Deposit at Northparkes, Underpinned by Guaranteed Gold and Silver Deliveries; Potential Mill Expansion to 10 Mtpa or More: On February 10, 2026, Triple Flag announced that its wholly owned subsidiary, Triple Flag International Ltd. (“Triple Flag International”), agreed with Evolution to fund $84.3 million in the fourth quarter of 2026 for the development of the new gold-dominant E44 open pit deposit (the “E44 Gold Deposit”) at Northparkes, with Evolution committing to guaranteed minimum deliveries of 45,052 ounces of gold and 446,200 ounces of silver over the 2030 to 2037 period from the E44 Gold Deposit.

Evolution also announced that it has approved the block cave development of the gold-rich E22 deposit at Northparkes, as well as the commencement of a mill expansion study to evaluate the viability of increasing processing capacity to 10 million tonnes per annum (“Mtpa”) or more from 7.5 Mtpa currently.

The E44 Gold Deposit is a gold-dominant deposit located approximately 21 kilometers away from current mill infrastructure and mining areas. Pursuant to the E44 agreement, Triple Flag International is entitled to purchase 20% of payable gold and 30% of payable silver from the E44 Gold Deposit for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered (the “E44 Stream”).

Triple Flag International has an existing 54% gold and 80% silver stream at Northparkes for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered (the “Existing Stream”). The Existing Stream is unaffected, other than with respect to the E44 Gold Deposit.

Refer to the February 10, 2026, press release on our website, Triple Flag and Evolution to Unlock the Gold-Dominant E44 Deposit at Northparkes, Underpinned by Guaranteed Gold and Silver Deliveries, for further details on the recent transaction.

•	Gunnison Copper Project 3.0% GR Royalty Acquisition: On March 30, 2026, Triple Flag completed the acquisition of a 3.0% gross revenue (“GR”) royalty on the Gunnison copper project in Arizona from Greenstone Excelsior Holdings L.P. for cash consideration of $23 million. This GR royalty is separate from Triple Flag’s 3.5% to 16.5% copper stream on oxide material at the Gunnison copper project and Johnson Camp Mine, as well as its 3.0% GR royalty on the Johnson Camp Mine and the Strong & Harris satellite deposit.

In February 2026, an updated preliminary economic assessment (“PEA”) was released for the Gunnison copper project based on a conventional open-pit, heap leach operation producing copper cathode. Over a 21-year mine life, the project is designed to produce 152 million pounds of copper per annum. Subject to the completion of permitting under a state-led process as well as project financing, the operator expects first copper production in 2031.

Next steps include the delivery of a pre-feasibility study, which is expected to be completed within 18 months.

•	Quarterly Dividend Declared: Triple Flag’s Board of Directors approved the declaration of a quarterly cash dividend of $0.0575 per common share that will be paid on June 15, 2026, to shareholders of record at the close of business on June 1, 2026.

•	Share Buyback Activity: Triple Flag renewed its normal course issuer bid (“NCIB”) during the fourth quarter of 2025 in accordance with a disciplined capital allocation strategy focused on balance sheet management, returns to shareholders and accretive growth opportunities. During the period from November 17, 2025, to November 16, 2026, Triple Flag is authorized to purchase up to 10,328,075 of its common shares (representing 5% of the Company’s issued and outstanding common shares at the time of the NCIB renewal). In the first quarter of 2026, Triple Flag bought back 26,459 shares in the open market for $1 million.

Quarterly Portfolio Updates

Australia:

•	Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q1 2026 were 6,708 GEOs.

High-grade gold production has transitioned from the E31 and E31N open pits to the E48 sub-level cave, which started production in the third quarter of 2025 and is expected to ramp up through 2026. During the first quarter of 2026, Evolution Mining Limited (“Evolution”) completed the first cut for the E22 block cave. Surface works have also commenced to enable twin access between E48 and E22, which will optimize access, ventilation and materials handling.

On a 100% basis as of December 31, 2025, the Measured and Indicated gold resource (inclusive of Proved and Probable reserves) at Northparkes is 575 million tonnes grading 0.19 g/t containing 3.5 million ounces Au, while the Inferred gold resource is 58.75 million tonnes grading 0.16 g/t containing 0.30 million ounces Aui.

The pre-feasibility study on the potential 10.0 Mtpa mill expansion at Northparkes is on track for completion during Evolution’s fiscal year ending in June 2027. The completion of this study is expected to drive further reserve and resource growth.

•	Beta Hunt (3.25% GR gold royalty and 1.5% NSR gold royalty): Royalties from Beta Hunt in Q1 2026 equated to 1,364 GEOs.

Westgold Resources Limited (“Westgold”) continues to advance the expansion project to achieve consistent underground mining rates at Beta Hunt of 2 million tonnes per annum by the end of the first half of 2026.

Following the declaration of a maiden resource for the Fletcher Zone in 2025, which effectively doubled the previous Beta Hunt resource, substantial exploration and definition drilling to determine its potential scale is ongoing before its integration into a life-of-mine plan. The Fletcher Zone is a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine and is located 50 meters to the west. The Fletcher Zone is within Triple Flag’s royalty coverage area. Western Flanks is currently the primary source of gold ore for Beta Hunt. The maiden resource remains open at depth and represents exploration drilling from only approximately half of the known strike length.

In March 2026, Westgold approved an expansion of the Higginsville mill to a nameplate capacity of 2.6 Mtpa (from 1.6 Mtpa), which is expected to be completed during its fiscal year 2028. Notably, Westgold has assumed that the main Beta Hunt operation will provide 2.0 Mtpa of feed to Higginsville, with the remaining balance from the Fletcher Zone during Westgold’s fiscal year 2029. The 2.6 Mtpa expansion flowsheet has been engineered to support future potential growth to 4.0 Mtpa.

•	Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q1 2026 equated to 704 GEOs. In February 2026, Agnico Eagle Mines Limited (“Agnico Eagle”) released an updated three-year outlook. The operator expects Fosterville to produce between 140 to 160 thousand ounces of gold in each of 2026 and 2027. Notably, annual production is now expected to further increase to a new steady-state of 160 to 190 thousand ounces in 2028 and remain at that level through the early 2030s, following the completion of mining and processing initiatives that will drive a 65% boost in throughput to 3,300 tpd.

These initiatives at Fosterville include stope-cycle optimization, an increase in development rates to sustain 12 kilometers of annual development, upgrades to ventilation infrastructure, new tailings cells and upgrades to the grinding circuit.

Latin America:

•	Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q1 2026 were 8,053 GEOs.

On March 26, 2026, Nexa Resources S.A. (“Nexa”) announced updated reserves and resources for Cerro Lindo, including Proven and Probable silver reserves of 39.67 Mt at 21.2 g/t totaling 27,040 koz Ag as of December 31, 2025ii. Current Measured and Indicated silver resources are 5.16 Mt at 23.8 g/t totaling 3,951 koz Ag on an exclusive basis, and Inferred silver resources are 8.60 Mt at 25.3 g/t totaling 6,997 koz Agii.

Based on the success of the 2025 exploration program, Nexa has highlighted that the current reserve life at Cerro Lindo has been extended to 2032 (from 2031).

Under the stream agreement with Nexa, we receive 65% of payable silver from Cerro Lindo until 19.5 million ounces have been delivered, and 25% thereafter. As at March 31, 2026, 19.4 million ounces of silver have been delivered since inception under the stream agreement with Nexa. The step-down in the stream rate at Cerro Lindo from 65% to 25% commenced with silver deliveries starting in late April 2026.

•	Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q1 2026 were 1,435 GEOs.

As of June 30, 2025, Proven and Probable gold reserves at Buriticá totaled 22.4 Mt grading 6.78 g/t containing 4,880 koz Auiii. Current Measured and Indicated gold resources at Buriticá totaled 29.0 Mt grading 7.2 g/t containing 6,700 koz Au on an inclusive basisiii, with Inferred gold resources of 21.0 Mt grading 7.1 g/t totaling 4,800 koz Auiii.

Zijin Gold International Company Limited expects throughput at Buriticá to ramp up to 5,000 tpd in 2028 – a material increase from current throughput of 4,000 tpd and Triple Flag’s initial investment base case of 3,000 tpd. This higher-than-expected performance from Buriticá is a testament to the quality of Triple Flag’s top-tier portfolio.

•	La Colorada (100% gold stream): Sales from La Colorada in Q1 2026 were 156 GEOs.

In March 2026, Pan American Silver Corp. (“Pan American”) announced high-grade gold intercepts above reserve grade of 0.21 g/t Auiv from exploration drilling that has resulted in the discovery of at least four new veins at La Colorada. Pan American has indicated the potential for these new structures to add to mineral resources at La Colorada, with an aggressive infill and extensional drilling campaign ongoing.

•	Camino Rojo (2.0% NSR gold royalty on oxides): Royalties from Camino Rojo in Q1 2026 equated to 480 GEOs. In March 2026, Orla Mining Ltd. (“Orla”) reiterated production guidance for Camino Rojo of 110 to 120 thousand ounces of gold. Due to grade sequencing, production is expected to be weighted towards the second half of the year.

In March 2026, Orla received federal government approval for the mining and processing of the remainder of oxide open pit material at Camino Rojo.

•	Minera Florida (0.8 to 1.5% NSR gold royalty): Royalties from Minera Florida in Q1 2026 equated to 118 GEOs. In February 2026, Pan American introduced 2026 production guidance for Minera Florida of 66 to 71 thousand ounces of gold and 0.25 million ounces of silver.

•	Arcata (5% silver and gold streams): Sales from Arcata in Q1 2026 were 117 GEOs. The Arcata silver and gold mine in Peru was re-started during the fourth quarter of 2025, in line with operator guidance.

Sierra Sun Precious Metals S.A.C., the operator, intends to restart Arcata in multiple phases for a ramp-up to steady state throughput of 2,500 tpd. The development of Arcata continues to progress well, with dewatering ongoing to deliver higher mining rates from the underground. Triple Flag continues to expect GEOs from Arcata to rise over the course of this ongoing ramp-up to approximately 5 to 6 thousand GEOs per year by 2028.

•	Era Dorada (1.0% NSR gold and silver royalty): In April 2026, Aura Minerals Inc. (“Aura”) announced that its Board of Directors approved the development of the Era Dorada underground gold project in Guatemala. This approval follows the receipt of the project’s construction license in January 2026. Over a nearly 17-year mine life, Era Dorada is designed to produce 104 thousand ounces of gold per year. Aura expects Era Dorada to commence operations in the first half of 2028.

North America:

•	Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q1 2026 equated to 514 GEOs. In February 2026, Alamos Gold Inc. (“Alamos”) released three-year production guidance of 155 to 175 thousand ounces of gold for each of 2026, 2027 and 2028.

On February 17, 2026, Alamos announced updated reserves and resources for Young-Davidson, including Proven and Probable gold reserves of 42.18 Mt at 2.20 g/t totaling 2,983 koz Au as of December 31, 2025v. Current Measured and Indicated gold resources are 14.7 Mt at 3.15 g/t totaling 1,489 koz Au on an exclusive basis, and Inferred gold resources are 1.41 Mt at 3.67 g/t totaling 167 koz Auv.

Based on current reserves and underground mining rates of 8,000 tpd, the reserve life at Young-Davidson remains at 14 years. Alamos highlighted that the asset has sustained at least a 13-year reserve life since 2011.

•	Florida Canyon (3.0% NSR gold royalty): Royalties from Florida Canyon in Q1 2026 equated to 442 GEOs.

In February 2026, Integra Resources Corp. (“Integra”) introduced three-year production guidance of 70,000 to 75,000 ounces of gold for 2026, and 80,000 to 90,000 ounces of gold for each of 2027 and 2028.

Integra has launched a 42,500-meter drill program at Florida Canyon for 2026, focusing on near-mine oxide gold targets and past-producing mines. By the third quarter of 2026, Integra also expects to release a life-of-mine update for Florida Canyon.

•	Kensington (1.25% NSR gold royalty): Royalties from Kensington in Q1 2026 equated to 358 GEOs. In February 2026, Coeur Mining, Inc. (“Coeur”) announced 2026 production guidance for Kensington of 98 to 110 thousand ounces of gold.

As of December 31, 2025, Proven and Probable gold reserves totaled 2,836 kt at 5.99 g/t containing 546 koz Auvi. Measured and Indicated gold resources totaled 1,788 kt at 7.52 g/t containing 433 koz Au on an exclusive basis, and Inferred gold resources totaled 452 kt at 6.60 g/t containing 96 koz Auvi.

•	Eskay Creek (0.5% NSR gold and silver royalty): In February 2026, Skeena Resources Limited completed the permitting process for the fully financed Eskay Creek gold and silver project in British Columbia. Mining operations are expected to re-start in the second quarter of 2027. Project construction reached 49% completion as of February 28, 2026. Significant infrastructure is already in place at Eskay Creek, including a permitted tailings facility and an all-weather access road.

Based on a November 2023 feasibility study, Eskay Creek is expected to produce 324 thousand gold equivalent ounces annually over a 12-year life.

•	Queensway (0.2% to 0.5% NSR gold royalty): The Queensway open pit and underground gold project is located in Newfoundland, Canada, and is operated by New Found Gold Corp. (“New Found”).

In April 2026, New Found announced a C$205 million debt and equity financing package to advance open pit operations at Queensway to production. Subject to the completion of permitting by the end of 2026, New Found expects first gold pour from Queensway by the end of 2027. Open pit ore from Queensway is expected to be processed at the Pine Cove mill, located 270 kilometers away by road.

•	South Railroad (2.0% NSR gold and silver royalty, partial coverage): In January 2026, Orla released an updated feasibility study for the South Railroad heap leach project, as well as board approval to start project construction, subject to the receipt of all permits.

Over a 10-year mine life, the updated feasibility study highlights an average annual gold production profile of approximately 104 thousand ounces. Drilling is ongoing, with significant exploration potential across the land package including high-grade oxide mineralization at the Dark Star pit.

As a FAST-41 Covered Project in accordance with the National Environmental Policy Act (“NEPA”), Orla continues to expect a record of decision for South Railroad by mid-2026, with targeted first gold production in 2028.

•	DeLamar (2.5% NSR gold and silver royalty, partial coverage): As a FAST-41 Covered Project in accordance with NEPA, Integra continues to expect a Notice of Intent for the DeLamar gold and silver heap leach project in Idaho in the second quarter of 2026. A record of decision is subsequently expected in the third quarter of 2027. Integra is anticipating the completion of project financing for DeLamar in 2027 with construction commencing in the third quarter of 2028.

Further mine plan upside at DeLamar exists from the large sulphide resource currently not included in the 2025 feasibility study, as well as near-mine expansion opportunities.

•	Cove (2.0% and 1.5% NSR gold and silver royalty, partial coverage): In February 2026, i-80 Gold Corp. (“i-80”) announced that a feasibility study for the Cove underground project in Nevada is expected to be released in the second quarter of 2026. This study is anticipated to include recent infill drill results, converting current Inferred and Indicated resources into higher-confidence categories. i-80 continues to expect permitting at Cove to advance and for production to commence in 2029.

•	Hope Bay (1.0% NSR gold royalty): A technical evaluation on the potential for a gold production profile of 400 to 425 thousand ounces per year at Hope Bay remains on track to be completed in the second quarter of 2026. Detailed engineering has advanced to approximately 55% completion. A potential construction decision for the Hope Bay underground project in Nunavut is expected in May 2026.

Operating at 6,000 tpd, Hope Bay is currently envisioned to have Patch 7, Doris and Madrid North Naartok as mining fronts, at a scale similar to Agnico Eagle’s Meliadine mine in Nunavut. Production would commence in 2030.

Should a positive construction decision be reached for Hope Bay, Agnico Eagle intends to spend approximately $400 to $450 million in 2026 on the redevelopment of the asset.

•	Fenn-Gib (1.0% to 1.5% NSR gold royalty): Fenn-Gib is a gold project, 100%-owned and operated by Mayfair Gold Corp. (“Mayfair”), which straddles the Pipestone fault in Northern Ontario.

In January 2026, a pre-feasibility study for Fenn-Gib was released, which highlighted average annual gold production of 64 thousand ounces over a 14-year life. Notably, the PFS mine plan only covers approximately 24% of the total Indicated resource at Fenn-Gib, providing longer-term growth optionality. Next steps for Fenn-Gib include the advancement of permitting activities, detailed engineering and stakeholder engagement, with a target construction date of 2028 and first gold pour in 2030.

•	Arthur (1.0% NSR gold royalty): In February 2026, AngloGold Ashanti plc (“AngloGold”) released highlights of a pre-feasibility study for the Arthur oxide gold project in Nevada. The project is currently designed to produce 500 thousand ounces of gold per year over an initial nine-year mine life. AngloGold has indicated that the current study parameters represent the beginning of a longer life as the “top of the iceberg” and that Arthur is a “marquee asset that will anchor the portfolio into the 2050s.”

Next steps for the development of Arthur include the commencement of permitting in 2027, and the completion of a feasibility study in the fourth quarter of 2027. Exploration drilling remains ongoing and is expected to focus on testing known mineralized structures between the Silicon and Merlin deposits, testing parallel structures at Silicon, follow-up drilling in the Merlin hanging wall block to the east, and extending Silicon down-dip and north to the Beatty Wash target.

•	Kemess (100% silver stream): In January 2026, Centerra Gold Inc. (“Centerra”) released a PEA for their 100%-owned Kemess gold, copper and silver project located in British Columbia. Kemess is designed as an open pit and long-hole stoping operation producing 267 thousand gold equivalent ounces annually over a 15-year mine life, representing a potential second cornerstone asset for Centerra in British Columbia after Mount Milligan. Next steps for Kemess include the completion of a pre-feasibility study in 2027, and potential production in late 2031.

Significant infrastructure is already in place at the project site, including a 50,000 tpd mill, 380-kilometer power line, and a camp. Notably, the PEA mine plan only represents approximately 47% of the total Indicated and Inferred resource tonnes, providing upside potential for further ounces to be included in subsequent economic studies. As of December 31, 2025, Indicated silver resources at Kemess are 244,431 thousand tonnes grading 1.37 g/t containing 10,780 koz Agvii. Inferred silver resources at Kemess are 299,593 thousand tonnes grading 1.26 g/t containing 12,146 koz Agvii.

•	Converse (5.0% NSR gold and silver royalty, partial coverage): In April 2026, Roxmore Resources Inc. (“Roxmore”) released a PEA for its Converse heap leach gold project in Nevada, located on the Battle Mountain – Eureka trend. Over a 14-year mine life, Converse is designed to produce 246 thousand ounces of gold per annum. Converse is located in close proximity to SSR Mining Inc.’s Marigold producing heap leach mine.

To support a pre-feasibility study currently scheduled to be completed in the second half of 2027, Roxmore has initiated a 30,000-meter infill and extension drilling program targeting both resource conversion and growth.

•	Tamarack (2.11% NSR nickel, copper and cobalt royalty): In January 2026, Talon Metals Corp. (“Talon”) completed the acquisition of the producing Eagle nickel mine in Michigan from Lundin Mining Corp., which now owns 19.9% of Talon. The Eagle operation (including the Humboldt mill) provides cash flow to be deployed towards the exploration and permitting of Talon’s Tamarack nickel-copper project located in Minnesota, while also serving as another potential processing option for the project, together with the Beulah Minerals Processing Facility in North Dakota.

A feasibility study for Tamarack is expected to be completed in the second half of 2026.

Rest of World:

•	Impala Bafokeng (70% gold stream): Sales from Impala Bafokeng in Q1 2026 were 1,387 GEOs. Development of the asset’s value driver, Styldrift, remains ongoing, with a steady ramp-up expected to deliver improved efficiencies.

•	Agbaou (3.0% gold stream and 2.5% NSR gold royalty) and Bonikro (3.0% gold stream): Sales from our stream and royalty interests in Agbaou equated to 1,047 GEOs and 465 GEOs in Q1 2026, respectively. Sales from our stream interest in Bonikro equated to 2,559 GEOs in Q1 2026.

In February 2026, Allied Gold Corporation (“Allied”) announced 2026 gold production guidance of 80,000 to 85,000 ounces for Agbaou and 105,000 to 110,000 ounces for Bonikro.

In March 2026, shareholders of Allied approved the previously announced acquisition of Allied by Zijin Gold International Company Limited.

•	Koné (2.0% NSR gold royalty, partial coverage): In January 2026, Montage Gold Corp. (“Montage”) announced an earlier production start for the Koné project located in Côte d’Ivoire. First production from Koné is expected in late 2026 through the oxide circuit, with the hard rock comminution circuit on schedule for commissioning in the second quarter of 2027. Recent development updates include the completion of all carbon-in-leach tanks and ball mill shell installation, oxide sizer completion, and advancement of the hard-rock comminution circuit. Construction remains on budget.

Triple Flag’s royalty area of interest covers the main Koné deposit. In March 2026, Montage announced an updated resource estimate for the main Koné deposit, which highlighted a 3% increase in Measured and Indicated ounces at a 21% higher grade, as well as a 147% increase in Inferred ounces also at a 21% higher grade. Measured and Indicated gold resources at the Koné deposit now total 209 Mt at 0.69 g/t containing 4.63 million ounces of gold, with Inferred gold resources of 75 Mt at 0.52 g/t containing 1.26 million ounces of goldviii.

•	Prieska (0.8% GR copper, zinc, gold and silver royalty): In February 2026, Orion Minerals Limited announced that it has signed a binding agreement with Glencore plc for concentrate offtake financing of $250 million for the fully permitted Prieska copper-zinc project in South Africa. Development of Prieska is currently based on a two-phase development approach, including the mining of a near-surface supergene sulphide zone to be accessed from an existing decline, referred to as the Uppers Phase, followed by a second phase of deeper mining that leverages an existing mine shaft, referred to as the Deeps Phase. Collectively, the two phases are designed to produce total metal-in-concentrate of 213 thousand tonnes of copper and 611 thousand tonnes of zinc over a 13-year mine life. Using the first tranche of the Glencore offtake financing, Orion expects to commence construction of the Uppers Phase in the second half of 2026, with production starting in 2027.

Triple Flag has the right, but not the obligation, to acquire a fixed ratio gold and silver stream on Prieska for $80 million, to be drawn down in tranches alongside other sources of funding during various stages of development. Among other events, this is conditional upon South African regulatory approvals, the mine development for the Deeps Phase being fully funded, and finalization of an executable mine plan to Triple Flag’s satisfaction. Further details on our next steps will be provided in due course

•	Enchi (2.0% NSR gold royalty, with 1.0% buydown for $3.5 million): In March 2026, Newcore Gold Ltd. (“Newcore”) released an updated resource estimate for its Enchi open pit gold project in Ghana, which more than doubled the previous resource in the Indicated category. Asante Gold Corporation’s Chirano gold mine is located 50 kilometers north of Enchi.

Measured and Indicated gold resources now total 83.6 Mt grading 0.56 g/t containing 1.5 million ounces Au, with Inferred gold resources of 40.1 Mt grading 0.49 g/t containing 626 thousand ounces Auix.

A pre-feasibility study for Enchi is expected to be completed by the end of the first half of 2026.

•	ATO (25% gold stream and 50% silver stream): As of March 31, 2026, Steppe Gold’s subsidiary remained in default of its delivery obligations under the ATO streaming agreement. We have not assumed any GEOs from ATO in our 2026 guidance and 2030 outlook.

Obligations under the streams are subject to a parent guarantee. Triple Flag is in discussions with Steppe Gold and related parties, while Triple Flag pursues legal enforcement. The Company remains confident in the strength of its position in this matter.

Conference Call Details

A conference call and live webcast presentation will be held on May 6, 2026, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/388755084

Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984, followed by # key

Replay (Until May 20):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984, followed by # key

About Triple Flag Precious Metals Corp.

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 240 assets, consisting of 16 streams and 224 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 34 producing mines and 206 development and exploration stage projects and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the Company’s annual and five-year guidance; operational and corporate developments for the Company; developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects, properties, studies or reports that underlie the Company’s interests, strengths, characteristics; the payment of a dividend by the Company; the conduct of the conference call to discuss the financial results for the first quarter of 2026; our assessments of, and expectations for, future periods (including, but not limited to, the long-term sales outlook for GEOs); and the results of ongoing discussions, negotiations and proceedings with Steppe Golde. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the first quarter of 2026 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and Inferred Resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

	Three months ended March 31
($ thousands, except average gold price and GEOs information)	2026	2025
Revenue	146,993	82,245
Average gold price per ounce	4,873	2,860
GEOs	30,166	28,761

GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

•	impairment charges, write-downs, and reversals, including expected credit losses;

•	gain/loss on sale or disposition of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments, prepaid gold interests and other;

•	other non-recurring charges; and

•	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, and other non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded by reconciling the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended March 31,
($ thousands, except share and per share information)	2026	2025
Net earnings	$116,929	$45,521
Foreign currency translation loss (gain)	110	(89)
Increase in fair value of investments, prepaid gold interests and other	(32,133)	(5,617)
Income tax effect	7,801	862
Adjusted net earnings	$92,707	$40,677
Weighted average shares outstanding – basic	206,573,855	200,944,812
Net earnings per share	$0.57	$0.23
Adjusted net earnings per share	$0.45	$0.20

Endnote 3: Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense;

•	finance costs, net;

•	depletion and amortization;

•	impairment charges, write-downs, and reversals, including expected credit losses;

•	gain/loss on sale or disposition of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments, prepaid gold interests and other;

•	non-cash cost of sales related to prepaid gold interests and other; and

•	other non-recurring charges.

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, non-cash cost of sales related to prepaid gold interests and other and other non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended March 31,
($ thousands)	2026	2025
Net earnings	$116,929	$45,521
Finance costs, net	108	601
Income tax expense	13,353	4,001
Depletion and amortization	20,208	20,634
Non-cash cost of sales related to prepaid gold interests and other	9,995	5,643
Foreign currency translation loss (gain)	110	(89)
Increase in fair value of investments, prepaid gold interests and other	(32,133)	(5,617)
Adjusted EBITDA	$128,570	$70,694

Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended March 31,
($ thousands except Gross profit margin and Asset margin)	2026	2025
Revenue	$146,993	$82,245
Less: Cost of sales	(41,107)	(32,311)
Gross profit	105,886	49,934
Gross profit margin	72%	61%
Gross profit	$105,886	$49,934
Add: Depletion	20,142	20,549
Add: Non-cash cost of sales related to prepaid gold interests and other	9,995	5,643
	136,023	76,126
Revenue	146,993	82,245
Asset margin	93%	93%

i Refer to Evolution’s press release dated May 1, 2026, “Annual Mineral Resources and Ore Reserves Statement”.

ii Refer to Nexa’s press release dated March 26, 2026, “Nexa Resources Announces 2025 Year-End Mineral Reserves and Mineral Resources”.

iii Refer to Zijin Gold International Company Limited’s Global Offering Volume 1, available on the website of the Hong Kong Stock Exchange: https://www1.hkexnews.hk/listedco/listconews/sehk/2025/0919/2025091900073.pdf

iv Refer to Pan American’s press release dated September 21, 2025, “Pan American Silver Reports Mineral Reserves and Mineral Resources as at June 30, 2025”.

v Refer to Alamos’ press release February 17, 2026, “Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2025”.

vi Refer to Coeur’s press release dated February 17, 2026, “Coeur Reports Year-End 2025 Mineral Reserves and Resources”.

vii Refer to Centerra’s press release dated January 19, 2026, “Centerra Gold’s Kemess Preliminary Economic Assessment Highlights Strong Economics that Support the Company’s Long-Term Growth Pipeline”.

viii Refer to Montage’s press release dated March 30, 2026, “Montage Gold Announces Grade Control Results And Resource Increase For its Koné and Gbongogo Main Deposits at its Koné Project”.

ix Refer to Newcore’s press release dated March 18, 2026, “Newcore Gold Announces Updated Mineral Resource Estimate for the Enchi Gold Project, Ghana”.